Exhibit 23.2

CONSENT OF DELOITTE & TOUCHE LLP

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated January 29, 2002 (which expresses an unqualified opinion and includes an explanatory paragraph relating to the company’s change in its method of accounting for derivative instruments effective January 1, 2001 and the company’s change in its method of revenue recognition for provisions included in certain sales agreements effective January 1, 2000), appearing in the Current Report on Form 8-K/A for The Mead Corporation for the year ended December 31, 2001. We also consent to the reference to us as “experts” in this Registration Statement.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Dayton, Ohio
June 27, 2002